direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May 26, 2006
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 8 Filed on May 23, 2006
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby submit to the Securities and Exchange Commission (the “Commission”) the attached proposed revised pages of Amendment No. 8 to the Registration Statement. The revisions incorporate changes responsive to the Staff’s comments dated May 26, 2006, and our discussions with the Staff today. For your convenience, we have repeated each comment prior to the response.
General
1.	We note the disclosure throughout your registration statement that the initial liquidation price for shareholders will be $7.52 per share of common stock, or 94% of the IPO price. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that officers will be able to satisfy their indemnification obligations, as is also disclosed.

As discussed with the Staff, we refer the Staff to the disclosure contained on page 43 of Amendment No. 8 which states as follows:

“However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors or service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. In addition, we will require any target business to covenant as part of any definitive acquisition agreement that it will not pursue any claim or enforce any right, title, interest or claim of any kind in or to any monies held in the trust account. In addition, Mr. Simanson, our president, and Mr. Zalman, a stockholder, have agreed to be personally liable to ensure that the proceeds in the trust fund are not reduced by the claims of any vendor or service provider that is owed money by us for products sold or services

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rendered to us if we are unable to complete a business combination and are required to liquidate the company. As a result, management believes the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote.”

2.	Please disclose all steps the company has taken to confirm that officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

We have added the following sentence on page 43:

“Based on information we have obtained from such individuals and other available information, we currently believe that such persons are of substantial means and capable of funding any reasonably anticipated shortfall in our trust account even though we have not asked them to reserve for such an eventuality.”
Summary
3.	We note the disclosure on page 6 and elsewhere that the company will proceed with a business combination “only if holders of a majority of the shares of common stock sold in this offering voted at the meeting to approve the business combination vote in favor of the business combination and stockholders owning less than 20% of the shares sold in this offering both vote against the business combination and exercise their Conversion rights.” In the case where stockholders vote against the business combination and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares if either a majority vote against the business combination or more than 20% of the shares sold in the offering vote against the business combination and exercise their conversion rights resulting in the failure of the business combination.

We have added the below sentence to page 6 and elsewhere:

“In the event the business combination is not approved by our stockholders and completed, holders of common stock sold in this offering will not be able to convert their stock.”

4.	We note the statement on page 8 that “[w]e will only pay the costs of our liquidation and dissolution from our remaining assets outside of the trust fund.” Please disclose how the company would fund the dissolution if there are insufficient funds outside of the trust fund to pay the dissolution costs at the time of dissolution. It may be helpful to include a discussion how the company would pay for other liabilities at the time of dissolution if there are in sufficient funds outside of the trust. Please revise the use of proceeds section accordingly.

We have added the following sentence on page 8 and elsewhere where appropriate in response to the comment:

“If our remaining assets outside of the trust fund are not sufficient to pay the costs of our liquidation and dissolution, Messrs. Simanson and Zalman will be obligated to pay such costs.”

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In addition, we have added the following language to footnote 3 to the Use of Proceeds table:

“In the event that we do not consummate a business combination, our remaining proceeds will be allocated to pay the costs of our liquidation and dissolution. If our remaining assets outside of the trust fund are not sufficient to pay the costs of our liquidation and dissolution, Messrs. Simanson and Zalman will be obligated to pay such costs.”

We have also revised the description of our uses of proceeds on page 29 to read as follows:

“We reserve the right, at the discretion of the board of directors, to reallocate our use of the net proceeds of this offering not held in trust among the legal, due diligence and working capital items in response to the timing and extent of due diligence and legal and regulatory requirements, and, in the event that we do not consummate a business combination, to reallocate any remaining proceeds to the costs of our liquidation and dissolution. If our remaining assets outside of the trust fund are not sufficient o pay the costs of liquidation and dissolution, Messrs. Simanson and Zalman will be obligated to pay such costs.”
Proposed Business, page 36
Liquidation if no business combination, page 41
5.	Please describe in more detail the procedures in dissolving the company pursuant to Section 281(b) of the Delaware General Corporation Law.

Pursuant to our discussion with the staff this morning, you have confirmed that the disclosure contained on page 42 of Amendment No. 8 is responsive to the above comment.
Financial Statements
Note 1 – Organization, Business Operations, page F-7
6.	Please disclose your fiscal year-end.

We have added the following sentence to page F-7:

“The Company’s fiscal year end is December 31.”
Note 3 – Proposed Public Offering, page F-9
7.	Refer to comment 7 of our previous letter. Your disclosure on page F-10 refers to the “volatility calculation using the monthly weighted average of the daily closing prices for the five year period ended April 30, 2006.” Please tell us how the monthly weighted average calculation was done.

Using the Reuters Financial Services system, we accessed the official Nasdaq information for the representative companies and obtained the monthly weighted

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average of the daily closing prices for the five year period ended April 30, 2006. We added all of the average daily closing prices contained in such information for each month during the five year period ended April 30, 2006, and divided by that number 60 (the number of months in the period). See in addition our response to comment 8.

8.	Please explain why you believe the “monthly weighted average of the daily closing prices” is more appropriate than using volatilities calculated using the daily historical stock closing prices for each representative constituent for the five year period through the balance sheet date or other date to the extent of the companies’ operating histories. Refer to paragraph A22 of SFAS 123R.

Although we believe using the monthly weighted average of the daily closing prices is more appropriate as it reflects a more accurate calculation, we intend to recalculate the volatilities using daily closing prices. We do not anticipate that the volatility calculation will be materially different from that in the Amendment No. 8 but intend to include the revised calculation in our final prospectus.

9.	Please clarify the term and interval of the volatility in the schedule listing the representative companies.

We hereby confirm our discussion with the Staff that the term used in the schedule provided for each representative company is as indicated, a five year term. The interval of the volatility used was the weighted monthly average of the daily closing prices. As we recalculate the volatility as described above, the interval will be daily. Should we determine that any changes to the representative companies are necessary, we will indicate the term used if it is different than five years.
     We look forward to hearing from the Staff following review of the above as well as the relevant proposed revised pages which are attached in pdf form for your convenience.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosures

cc:	Gary A. Simanson
Phillip J. Kushner, Esq.

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